

Mail Stop 3233

May 8, 2017

Via E-Mail
Nicola Santoro, Jr.
Chief Financial Officer
New Residential Investment Corp.
1345 Avenue of the Americas
New York, NY 10105

> **Re:** **New Residential Investment Corp.**
> **Form 10-K**
> **Filed February 22, 2017**
> **File No. 001-35777**

Dear Mr. Santoro:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Application of Critical Accounting Policies

Excess MSRs, page 84

1. We note that you have provided a sensitivity analysis for your investment in excess MSRs. Please tell us why you have not provided similar information for other assets carried at fair value (MSRs, Servicer Advances and Real Estate Securities). Additionally, please clarify for us whether your excess MSR sensitivity analysis is provided at the class of servicing asset level as determined under ASC Topic 860-50 and your reasons for current level of sensitivity aggregation.

Our Portfolio,

Servicer Advances, page 76

2. Please expand your disclosure in future filings to provide disaggregated information about servicer advances by sub-servicer.

Contractual Obligations, page 110

3. We note from your disclosure in footnote 9 to your financial statements that some of your consumer loans have revolving privileges. Please revise future filings to disclose your total exposure to revolving lines of credit in this portfolio, including both drawn amounts and amounts available for future draws.

Core Earnings, page 110

4. We note your definition of core earnings includes adjustments to:

- Include accretion on held-for-sale loans as if they continued to be held-for-investment, and
- Limit accreted interest income on RMBS where you receive par upon the exercise of associated call rights based on the estimated value of the underlying collateral, net of related costs including advances

Please provide us with a more detailed description of these adjustments, and their purpose. In addition, please explain to us how you determined these adjustments weren't tailored accounting principles as contemplated by question 100.04 of the C&DI related to non-GAAP financial measures. In your response, please clarify for us which line items in your reconciliation of net income attributable to common stockholders to core earnings relate to these adjustments.

New Residential Investment Corp. and Subsidiaries
Notes to Consolidated Financial Statements

Note 5. Investment in Mortgage Servicing Rights, page 147

5. Please explain to us the underlying factors contributing to change in inputs and assumptions used in determining the fair value of the MSR's acquired in late 2016. In addition, in your MSR roll-forward please consider disaggregating the "change in valuation inputs and assumptions" line item by the key assumptions discussed in footnote twelve to your financial statements (e.g. prepayment rate, delinquency and recapture rate) that had a significant impact on the valuation. Please also consider including this disaggregated information for your investments in excess MSRs and servicing advances.

Note 9. Investment in Consumer Loans, page 164

6. Please explain to us and revise future filings to discuss the activity in the portion of the allowance for performing loans related to those loans collectively evaluated for impairment and the specific accounting literature you apply to determining the related allowance. Clarify in your response why charge-offs closely match the provision recorded for these loans and how your ending allowance reflects the experience reflected in your charge-offs and the inherent loss in consumer loans at December 31, 2016.

12. Fair Value Measurement, page 177

7. We note you have provided a table of the significant inputs used in your valuation of excess MSRs and MSRs. Please tell us how you considered the need to provide quantitative information about the significant unobservable inputs used in calculating fair value for all other instruments classified as level 3 in the fair value hierarchy. Reference is made to ASC Topic 820-10-50-2bbb.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Paul Cline at (202)551-3851 or the undersigned at (202)551-3438 with any questions.

Sincerely,

/s/ Robert F. Telewicz, Jr.

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Robert F. Telewicz, Jr.
Accounting Branch Chief
Office of Real Estate and
Commodities